

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Steven Dunn
President and Chief Executive Officer
abrdn Palladium ETF Trust
1900 Market Street, Suite 200
Philadelphia, PA 19103

> **Re: abrdn Palladium ETF Trust**
> **Registration Statement on Form S-3**
> **Filed May 18, 2023**
> **File No. 333-272037**

Dear Steven Dunn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed May 18, 2023

Risks Related to Palladium, page 6

1. Please revise this section to add a new risk factor that specifically addresses, qualitatively and quantitatively, the changes in palladium's price over the last year.

General Risks, page 12

2.   Please revise the risk factors in this section to include revised disclosure that;
- discusses how the 2022 London Platinum and Palladium Market's suspension of Russian palladium refiners' accreditation has actually impacted the palladium market;
- explains whether and how Russia's production levels have impacted palladium prices subsequent to the suspension; and
- better explains how the inclusion of disclosure related to gold and silver, for example on page 13, is relevant to the risks to the palladium markets.

Platinum Group Metals, page 14

3.   Please update the discussion and table on this page to include information and figures through 2022 and into 2023.

Historical Chart of the Price of Palladium, page 16

4.   We note your chart that shows the price per ounce of palladium through 2022 and the discussion in your final paragraph regarding palladium's price changes in 2022. Please revise this section to add additional, more timely disclosure about palladium's prices in 2023 and how they compare to your discussion of pricing in previous years. Include quantitative and qualitative disclosures that address the more recent price declines and the reasons for the declines.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Eric Envall at (202) 551-3234 or John Dana Brown at (202) 551-3859 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets